NORTHERN ORION RESOURCES INC.

THREE MONTHS ENDED MARCH 31, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS

AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial position and operating results of the Company should be read in conjunction with the Company’s unaudited consolidated financial statements for the three months ended March 31, 2007 and related notes thereto.  All monetary amounts are in United States dollars unless otherwise noted.  The effective date of this MD&A is May 10, 2007.  Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

This Management’s Discussion and Analysis (“MD&A”), which contains certain forward-looking statements, are intended to provide readers with a reasonable basis for assessing the financial performance of the Company.  Other than statements of historical fact included herein, all statements, including without limitation, statements regarding potential mineralization and reserves and future plans of the Company are forward looking statements that involve various risks and uncertainties, including changes in future prices of copper and gold, variations in ore reserves, grade or recovery rates, economic conditions, cost and availability of capital, governments and governmental regulations, delays in obtaining governmental approvals or financing, other risks associated with mining or in the completion of development or construction activities, and other factors discussed under “Risk Factors”.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements.

1.  Overview

Northern Orion Resources Inc., a Canadian-based publicly traded mining company, is a mid-tier copper and gold producer focused on the development of its Agua Rica project and engaged in the exploration for copper and associated by-product metals in Argentina.   The Company’s principal mineral properties and assets are a 12.5% indirect ownership interest in Minera Alumbrera Limited, which owns and operates the Bajo de la Alumbrera mine ("Alumbrera"), a copper/gold mine in Catamarca Province, Argentina, and a 100% interest in the Agua Rica project (a copper/gold/molybdenum development property) also in Catamarca Province, Argentina.  In late 2006, the Company completed an update to the feasibility study for the development of the Agua Rica project.  The Company is currently evaluating its alternatives for financing and developing the Agua Rica project.

2.  First Quarter 2007 Highlights

Northern Orion recorded net earnings of $9,525,000 ($0.06 basic earnings per share) for the three months ended March 31, 2007 (“Q1 2007”) compared with net earnings of $21,469,000 ($0.14 basic earnings per share) for the three months ended March 31, 2006 (“Q1 2006”).

•

The Company’s share of earnings before interest, depletion, depreciation, amortization and tax (“EBITDA”, see Section 3.3) from Alumbrera was $12,954,000 ($0.08 per share) compared to $32,655,000 ($0.22 per share) for Q1 2006.

•

Equity earnings from Alumbrera were $7,931,000 ($0.05 per share) in Q1 2007, compared to $21,409,000 ($0.14 per share) for Q1 2006.

•

The Company received $50 million in distributions from Alumbrera during the quarter.

•

The Company’s share of royalty expenses at Alumbrera increased by $9,681,000 in Q1 2007 compared to Q1 2006.  Under a royalty agreement with Yacimientos Mineros de Agua de Dionisio, the royalty is payable when a distribution to Alumbrera shareholders is made.

•

Average realized copper price was $2.97 per pound and average realized gold price was $652 per ounce in Q1 2007 ($3.25 and $577 in Q1 2006 respectively).  The average realized copper price was slightly above the spot price of $2.69 per pound in Q1 2007 due to positive price adjustments on final settlement of certain sales in the second half of 2006.

•

The Company’s share of Alumbrera sales in Q1 2007 was 10,092,000 pounds of copper and 13,330 ounces of gold (11,160,000 pounds and 17,170 ounces in Q1 2006 respectively).

•

At March 31, 2007, the Company had a cash position of $230,005,000.

3.  Results of Operations for the three months ended March 31, 2007

The following table sets forth selected consolidated financial information for the first quarters of 2007 and 2006 (in thousands of U.S. dollars, except per share amounts):

Table 1

Consolidated statements of operations	First quarter
	2007	2006
Equity earnings of Minera Alumbrera Ltd.	$7,931	$21,409
Expenses
Foreign exchange gains (losses)	944	(10)
Office and administration	(747)	(656)
Professional and consulting	(511)	(506)
Property maintenance and exploration	(615)	(43)
Interest and other income	2,523	1,275
Net earnings for the period	$9,525	$21,469
Earnings per share - basic	$0.06	$0.14
Earnings per share - diluted	$0.05	$0.12
Weighted average shares outstanding ('000s)
Basic	153,207	149,376
Diluted	178,214	176,536

The following table sets forth selected results of operations for the last eight quarters ended March 31, 2007 (in thousands of U.S. dollars, except per share amounts):

Table 2

	2007		2006				2005
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Equity earnings of Alumbrera	$7,931	$11,741	$22,141	$37,876	$21,409	$20,260	$11,304	$6,935
Other income (expenses), net
of interest income	(1,594)	(167)	(435)	5,048	(60)	1,565	(1,567)	3,311
Earnings before income taxes	9,525	11,908	22,576	32,828	21,469	18,695	12,871	3,624
Provision for income taxes	--	2,000	--	--	--	--	--	--
Net earnings	$9,525	$9,908	$22,576	$32,828	$21,469	$18,695	$12,871	$3,624
Earnings per share - basic	$0.06	$0.06	$0.15	$0.22	$0.14	$0.13	$0.09	$0.02
Earnings per share - diluted	$0.05	$0.06	$0.13	$0.18	$0.12	$0.11	$0.08	$0.02

3.1  Alumbrera operations

During the three months ended March 31, 2007, the Company recorded equity earnings of $7,931,000, a 63% decrease from the same period in 2006.  The decrease is primarily due to lower copper and gold grades mined in Q1 2007 compared to Q1 2006, slightly lower copper prices in Q1 2007, and higher costs experienced in Q1 2007.  The cost increases included significantly higher royalty payments.  These factors are described in greater detail below.

The following is a summary of Northern Orion’s 12.5% proportional share of Alumbrera’s operations for the three months ended March 31, 2007 and 2006:

Table 3

Company's 12.5% proportional share of Alumbrera operations

	First quarter
	2007	2006
Key financial statistics
(amounts stated in thousands of U.S. dollars)
(per share amounts stated in U.S. dollars)
EBITDA (1)	$12,954	$32,655
Equity earnings	$7,931	$21,409
EBITDA, per share (1)	$0.08	$0.22
Equity earnings, per share	$0.05	$0.14
Sales - Copper (pounds)	10,092,000	11,160,000
Gold (ounces)	13,330	17,170
Average realized price
Copper ($ per pound)	$2.97	$3.25
Gold ($ per ounce)	$652	$577
Copper cash costs per pound,	$1.30	$(0.05)
net of gold credits (1)
Key production statistics
Ore mined (tonnes)	835,000	789,000
Ore milled (tonnes)	1,216,000	1,103,000
Grades - Copper (%)	0.49	0.63
Gold (grams/tonne)	0.54	0.76
Recoveries - Copper (%)	82	89
Gold (%)	69	77
Production - Copper (pounds)	10,870,000	13,586,000
Gold (ounces)	14,416	20,756

(1) These are non-GAAP measures as described below.

Average realized copper and gold prices in Q1 2007 were 9% lower and 13% higher, respectively, than for the same period in 2006.  Average realized prices can differ from average spot prices as metals sales prices are subject to adjustment on final settlement.  In a rising copper price environment which was experienced in late Q1 2007, these provisional adjustments on certain sales recognized during the second half of 2006 resulted in a realized price of $2.97 per pound of copper during Q1 2007, slightly higher than the average spot price of $2.69 per pound for the period.  The Company expects positive provisional price adjustments to continue in the second quarter of 2007 as prices have continued to rise strongly.

The average copper grade mined in Q1 2007 was 0.49% compared to 0.63% in Q1 2006.  The lower grade in Q1 2007 was in line with budget expectations as lower-grade zones were mined.  Recoveries of copper were also lower compared to Q1 2006 as a result of stockpile blending and processing of high gypsum content material. Both the lower copper grades and the lower recoveries led to a 20% decrease in copper production during Q1 2007 compared to Q1 2006.  Alumbrera expects to return to 90% recovery rates during the second quarter of 2007.

The average gold grade for Q1 2007 was 0.54 grams per tonne (“g/t”) compared to 0.76 g/t in Q1 2006.  This, combined with lower gold recoveries for the same reasons as lower copper recoveries, resulted in a decrease in gold production of 30% in Q1 2007 compared to Q1 2006.

Higher gold production and prices generally have a positive effect on cash costs per pound of copper net of gold credits, but increased royalties since Q2 2006 have offset the gold factor and have resulted in cash costs per pound of copper (net of gold credits) increasing from negative $0.05 in Q1 2006 to $1.30 in Q1 2007, as discussed fully in Section 3.3.  During Q2 2006, Alumbrera started to accrue for royalties payable to Yacimientos Mineros de Agua de Dionisio (“YMAD Royalty”), a quasi-government mining company which owns and administers all mining prospects in the Farallon Negro district, the region which includes the Alumbrera Mine.  Under a royalty agreement put in place prior to project construction, the YMAD Royalty is equal to 20% of net proceeds after capital recovery and certain other adjustments, and is payable in the fiscal year following the one in which positive net proceeds are realized.  The YMAD Royalty is payable when a distribution to the Alumbrera shareholders is made.  During Q1 2007, Alumbrera made a $400 million distribution to its shareholders (of which the Company’s share is $50 million).  As a result, an YMAD Royalty expense was recognized in Q1 2007.

The YMAD Royalty is in addition to a royalty which the Alumbrera Mine already pays to the Province of Catamarca.  The Company’s share of total royalties was higher by $9,681,000 in Q1 2007 compared to Q1 2006.

3.2  Recent Developments at Alumbrera

In late March 2007, adverse weather conditions in the Santa Fe province in Argentina resulted in widespread flooding which damaged a section of the rail line used by Minera Alumbrera to transport its concentrate to the port.  As a result, one shipment scheduled for late March was delayed until April, and shipments scheduled in April are expected to be delayed until May, causing Minera Alumbrera to declare “force majeure” on these deliveries.  The rail line was repaired in late April and Minera Alumbrera has lifted the “force majeure” declaration.  Production at the mine site has not been affected by the floods.

3.3  Alumbrera Non-GAAP Measures

The Company believes that conventional measures prepared in accordance with Canadian GAAP do not fully illustrate the ability of Alumbrera to generate cash flow.  In this MD&A, the Company has reported its share of earnings before interest, depletion, depreciation, amortization and tax (“EBITDA”) at Alumbrera.  This is a liquidity non-GAAP measure which the Company believes is used by certain investors to determine the Company’s ability to generate cash flows for investing and other activities.  The Company also reports cash costs per pound of copper (net of gold credits), another non-GAAP measure which is a common performance measure used in the base metals industry.  These non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies.

The following table provides a reconciliation of EBITDA and cash costs per pound (net of gold credits) to the financial statements:

Table 4

Company's 12.5% proportionate share
(Stated in thousands, except ounce, pound,per ounce and per pound amounts)

	First quarter
	2007	2006
EBITDA Calculation
Revenues from mining activities	$34,755	$42,008
Cash cost of sales	(21,801)	(9,353)
EBITDA	$12,954	$32,655
Interest, taxes,
depreciation and amortization	(5,023)	(11,246)
Equity earnings of Alumbrera	$7,931	$21,409
Cash cost calculation
Gold sales in ounces	13,330	17,170
Average realized price per ounce	$652	$577
Total gold revenues	$8,691	$9,907
Cash cost of sales	21,801	9,353
Net costs after gold credits	13,110	(554)
Copper sales in pounds	10,092,000	11,160,000
Cash cost per pound of copper	$1.30	$(0.05)

Cash costs net of gold credits increased to $1.30 per pound of copper in Q1 2007 from negative $0.05 per pound in Q1 2006.  The primary cause for the increase is the YMAD Royalty as described above, which added $0.96 to the cash cost per pound of copper.  In addition, costs of production have also increased in the last twelve months due to rising costs of fuel, electricity, tires and reagents, and higher rates for price participation, treatment and refining charges, and ocean freight.

3.4  Agua Rica

In October 2006, the Company received a Feasibility Study Update (“FSU”), prepared by Hatch Ltd. and Amec, as part of the ongoing development of its 100% owned Agua Rica copper-gold-molybdenum project. The FSU assumed the development of the Agua Rica deposit on an independent basis and was based on the 1997 BHP/Northern Orion Initial Feasibility Study and recent additional work undertaken by the Company.  The development plan proposed in the FSU indicated that Agua Rica was technically feasible and economically viable and could be developed as a long life copper-gold-molybdenum mine with a low cost of copper production and significant by-product credits.  Key results of the FSU are available on www.sedar.com.

During Q1 2007, the Company incurred cash expenditures of $5,563,000 on advancing the Agua Rica project, which included the completion of a detailed environmental and social impacts assessment (“ESIA”) on its Agua Rica project.  The ESIA is expected to be filed with the Argentine authorities in Q2 2007.  The Company anticipates that the review process for the ESIA will take about nine months.

3.5  Corporate

Corporate expenses in the three months ended March 31, 2007 were generally in line with the same period in 2006 except for a foreign exchange gain of $944,000 which was incurred in Q1 2007 as a result of the Company holding approximately 37% of its cash balances in Canadian dollars at March 31, 2007 while the U.S. dollar fell during the quarter.  No significant foreign exchange gains or losses were incurred in Q1 2006.

Property maintenance and exploration of $615,000 in Q1 2007 included expenditures of $574,000 for general exploration on the Company’s properties in the provinces of Mendoza and Neuquén in Argentina.

Exploration costs prior to 2006 were not significant.  The Company commenced a drilling program in these areas during the third quarter of 2006.

Interest income increased from $1,275,000 in Q1 2006 to $2,523,000 in Q1 2007, due to the Company’s average cash balances increasing by approximately 53% compared to Q1 2006, and due to interest rates rising by about 80 basis points over the past 12 months.  At March 31, 2007, $394,000 in interest receivable was included in other receivables on the balance sheet.

4.  Liquidity and Capital Resources

At March 31, 2007, the Company had working capital of $228,816,000 (December 31, 2006 - $176,761,000) and cash and cash equivalents of $230,005,000 (December 31, 2005 - $178,956,000).  Cash balances were up in Q1 2007 mainly due to a cash distribution of $50,000,000 received from the Alumbrera mine in January 2007, and cash of $4,055,000 received from the exercise of warrants in March 2007.

The Company had no long-term debt at March 31, 2007, other than asset retirement obligations and royalty and net proceeds interest payable.  See Contractual Obligations under Section 4.3 below.

At March 31, 2007, the Company also had restricted cash of $250,000 (December 31, 2006 – $360,000) held in a non-interest bearing bank account in Argentina.  Pursuant to Argentine legislation, funds entering Argentina are subject to a withholding of 30% (the "30% Withholding") unless exceptions to the 30% Withholding apply.  Under this regime, the funds corresponding to the 30% Withholding are held by the bank through which the transfer was entered into Argentina and deposited, for a period of 365 days, in a non-interest bearing bank account opened in Argentina. The 30% Withholding may be avoided, or the funds corresponding to the 30% Withholding may be withdrawn before the expiry of the 365-day term, if documents evidencing that an exception to the 30% Withholding is applicable are filed with and accepted by the bank through which the transfer was entered into Argentina.

4.1  Share capital

During the first quarter of 2007, 1,002,061 shares of the Company were issued pursuant to the exercise of warrants at an average price of Cdn.$4.73 per share, and 439,032 shares were issued pursuant to the exercise of stock options, of which 339,032 were exercised as share appreciation rights at an average price of Cdn.$1.92 per share and 100,000 were exercised for cash at a price of Cdn.$2.99 per share.

Subsequent to March 31, 2007, the Company granted 2,125,000 stock options with an exercise price of Cdn.$5.18 per share, expiring on April 12, 2014.  At May 10, 2007, the Company had 154,009,481 common shares outstanding and 12,742,500 stock options outstanding.  These options are exercisable at prices ranging from Cdn.$1.35 to Cdn.$5.34 per share and expire predominantly between 2010 and 2014.

At May 10, 2007, the Company had the following share purchase warrants outstanding:

Table 5

Number of Warrants	Exercise Price (Cdn.$)	Expiry Date
39,446,854 (1)	2.00	May 29, 2008
17,125,000 (2)	6.00	February 17, 2010
56,571,854

(1) These warrants are traded on the Toronto Stock Exchange under the symbol NNO.WT

(2) These warrants are traded on the Toronto Stock Exchange under the symbol NNO.WT.A

4.2  Outlook

Copper prices have rebounded strongly and gold prices have continued to increase since December 31, 2006.  The Company anticipates that copper and gold prices will remain strong through the remainder of 2007.  In 2007, the mine plan at Alumbrera calls for the mining of zones that are of overall similar copper grades as that achieved in 2006 (2007 estimate – 0.56%; 2006 actual – 0.56%), and lower gold grades as compared to 2006 (2007 estimate – 0.63 g/t; 2006 actual – 0.71 g/t).  Recovery rates in 2007 for copper and gold are expected to be similar to or slightly lower than in 2006.  The following graphs show the estimated grades and recoveries for copper and gold for each of the quarters in 2007:

The information above is subject to change and is subject to the risk factors described under Section 6.

Based on current commodity prices, market conditions and planned production levels at Alumbrera, the Company expects to receive significant cash flows from Alumbrera for at least the next eight to nine years, which, along with the Company’s current cash balances, could provide a significant part of the equity contribution necessary for the Company to bring Agua Rica into production.  The Company will also require significant external financing or third party participation in order to bring Agua Rica into production.  However, if volatile global and market conditions result in a significant decline in commodity prices, then the cash flows from Alumbrera may become insufficient to advance any of the Company’s projects, including Agua Rica, to the production stage, and to fund other acquisition projects.

If so, over the long-term, the Company will be required to obtain additional funding either through the public or private sales of equity or debt securities of the Company, or through the offering of joint venture or other third party participation in Agua Rica in order to bring Agua Rica into production.  There can be no assurance that any additional funding will be available to the Company or, if available, that it will be on acceptable terms.  If adequate funds are not available, the Company may be required to delay or reduce the scope of its activities to bring Agua Rica into full production.

The Company will continue to build upon its progress to date with a strategy to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame.  In addition, the Company will continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow in the short to medium term.

4.3  Contractual Obligations

The following table summarizes the Company’s major contractual obligations at March 31, 2007:

(in thousands of U.S. dollars)		Less than		More than
	Total	1 year	1-5 years	5 years
Asset retirement obligations	$ 1,178	$ -	$ -	$ 1,178
Lease obligations	603	253	350	-
Royalty and net proceeds interest	12,946	-	-	12,946
	$14,727	$ 253	$ 350	$ 14,124

5.  Related Party Transactions

There were no material related party transactions during the three months ended March 31, 2007.

6.  Risk Factors

The Company’s activities involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate.   These risks include risks associated with the mining industry, the financial markets, metals prices and foreign operations all of which are fully described in the Company’s MD&A for the year ended December 31, 2006.

7.  Critical Accounting Policies and Estimates

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses.  These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgement on matters which are inherently uncertain.  A summary of the Company’s significant accounting policies is set forth in Note 2 of the consolidated financial statements for the year ended December 31, 2006.

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants:

7.1

Section 1530 “Comprehensive Income” and Section 3251 “Equity”

Section 1530 requires the presentation of a statement of comprehensive income and its components.  Comprehensive income includes both net earnings and other comprehensive income.  Other comprehensive income includes holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.  Section 3251 establishes standards for the presentation of equity and changes in equity as a result of the new requirements of Section 1530.

7.2

 Section 3855 “Financial Instruments – Recognition and Measurement”

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.  All financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value.  All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise, they are measured at cost.  Investments available for sale are recorded at fair value with the unrealized gains or losses recorded through comprehensive income.

7.3

 Section 3865 “Hedges”

Section 3865 sets out the circumstances under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies, including fair value hedges, cash flow hedges, and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation.  The Company currently does not have any hedges and is therefore not impacted by this accounting standard.

7.4   Section 1506 ”Accounting Changes”

Section 1506 sets out the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors.

As a result of adopting these new standards, the Company recorded a non-cash increase of $695 to opening marketable securities as a one time cumulative effect of a change in accounting policy in opening accumulated other comprehensive income.  In addition, cumulative translation adjustment of $(3,914) has been reclassified to opening accumulated other comprehensive income.

8.  Internal Control over Financial Reporting

The Chief Executive Officer and Chief Financial Officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the three months ended March 31, 2007 and have concluded that the Company’s disclosure controls and procedures provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, was made known to them and reported as required, particularly during the period in which the annual filings were being prepared.

Management is also responsible for the design of internal controls over financial reporting within the Company in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  Management has evaluated the design of the Company’s internal controls and procedures over financial reporting as of the end of the period covered by the annual filings, and believes the design to be sufficient to provide such reasonable assurance.

The Company has identified the need for improvement with regards to matters of taxation and United States GAAP.  These matters and their related risks are not uncommon in a company of Northern Orion’s size.  To date, the Company has utilized external advisors and taken such other action as it has considered appropriate to minimize these risks.  In addition, management is taking appropriate steps to further analyze and improve this area.

There were no changes in the Company’s internal control over financial reporting during the three months ended March 31, 2007 that have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

May 10, 2007

“David Cohen”

David Cohen, President and Chief Executive Officer